UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*


                             Faraday Financial, Inc
                            -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    307358101
                                 --------------
                                 (CUSIP Number)

                                                    Eric L. Robinson
            W. Kelly Ryan                        Blackburn & Stoll, LC
         135 Basin Street SW                  77 West 200 South, Suite 400
      Ephrata, Washington 98823                      SLC, UT 84101
         Tel. (520) 742-7373                      Tel. (801) 521-7900
      --------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 8, 2004
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307358101

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  1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of
    Above Persons
              W. Kelly Ryan
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  2 Check the Appropriate Box if a Member of a Group (See Instructions)
              (a) [ ]
              (b) [ ]
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  3 SEC Use Only

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  4 Source of Funds
              OO
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  5 Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
              Not applicable
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  6 Citizenship or Place of Organization
              U.S.
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                          7 Sole Voting Power
Number of                            414,789*
Shares                  --------------------------------------------------------
Beneficially              8 Shared Voting Power
Owned by                             0
Each                    --------------------------------------------------------
Reporting                 9 Sole Dispositive Power
Person                               414,789*
With                    --------------------------------------------------------
                         10 Shared Dispositive Power
                                       0
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 11 Aggregate Amount Beneficially Owned by Each Reporting Person
              414,789*
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 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                [ ]

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 13 Percentage of Class Represented by Amount in Row (11)
              8.1%

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 14 Type of Reporting Person (See Instructions)
              IN
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* This figure includes options exercisable for 38,839 shares of common stock that are vested or vest within the next sixty days. Does not include options exercisable for 64,739 shares of common stock that vest in equal monthly installments from November 7, 2004 through February 7, 2008.

Item 1. Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Faraday Financial, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 175 South Main, Suite 1240, SLC, UT 84111.

Item 2. Identity and Background

         This statement is being filed by W. Kelly Ryan ("Reporting Person"). Mr. Ryan is a citizen of the United States. Mr. Ryan is principally employed as an officer of the Company and its subsidiary, Video Internet Broadcasting Corporation ("VIB"). As part of the Merger (defined below), VIB changed its name to "HomeNet Communications, Inc."

         The principal place of business and the principal office of the Reporting Persons is located at 135 Basin Street SW, Ephrata, Washington 98823. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         On or about August 2, 2004, the Company, VIB and Homenet Utah, Inc. ("Homenet"), a wholly owned subsidiary of the Company, entered into a Merger Agreement whereby Homenet would be merged into VIB ("Merger") with VIB to be the surviving corporation. The separate existence of Homenet would cease if the Merger became effective. On August 23, 2004, the shareholders of VIB approved the Merger and on September 8, 2004, the Merger was consummated. Mr. Ryan held 344,813 shares of VIB common and preferred stock and held options exercisable for 95,000 shares of VIB common stock immediately prior to the merger. As part of the merger, Mr. Ryan's VIB securities were automatically converted, along with the securities held by the other VIB equity holders, into 375,950 shares of the Company's common stock and options exercisable for 103,578 shares of the Company's common stock. Options exercisable for 38,839 shares of common stock are exercisable within the next sixty days and options exercisable for 64,739 shares of common stock vest in equal monthly installments between November 7, 2004 and February 7, 2008.

Item 4. Purpose of Transaction

         The Merger took place because the management of the involved entities believed that it was advantageous to all involved to consummate the Merger. As a result, board of director approval and, where required, shareholder approval of the transaction was obtained from each of the entities involved in the Merger. Mr. Ryan's VIB securities were converted into Company securities on the same terms and conditions as the other VIB security holders.

         In connection with the Merger, Mr. Frank Gillen, an officer and director of the Company, replaced Ms. Kimberly Crowley as a director of VIB and Messrs. Michael W. Devine and W. Kelly Ryan continued as directors of that company. In addition, Ms. Shauna Badger, a former director and an officer of the Company, was appointed as the secretary of VIB.

         In connection with the Merger, Ms. Shauna Badger resigned as a director of the Company, Mr. Frank Gillen continued as a director and Messrs. Michael Vanderhoof and Michael W. Devine, an officer and director of VIB, were appointed as directors of the Company. In addition, on September 13, 2004, Mr. Gregory Haerr was also appointed so serve as a director of the Company. The persons currently serving as officers of the Company are Mr. W. Kelly Ryan who is acting as CEO and an officer and director of VIB, Mr. Frank Gillen who is acting as president, Mr. Michael Devine who is acting as CFO and an officer and director of VIB, Mr. Jonathan Moore who is acting as CTO and an officer of VIB and Ms. Shauna Badger who is acting as secretary for the Company and for VIB.

         Except as described above and the possibility of receiving compensation for services rendered to the Company in the form of stock options or other Company securities, the Reporting Person does not have any plans or proposals that would result in any of the items identified in Item 4 of the Instructions for Schedule 13D.

         Notwithstanding the foregoing, the Reporting Person will continue to review his investments in the Company and reserves the right to change his intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer

         (a) As of September 8, 2004, Mr. Ryan owned beneficially and of record 414,789 shares of the Company's common stock, which constitutes approximately 8.1% of the outstanding common stock. This figure includes options exercisable for 38,839 shares of common stock are exercisable within the next sixty days, but does not include options exercisable for 64,739 shares of common stock that vest in equal monthly installments between November 7, 2004 and February 7, 2008.

         (b) Mr. Ryan is deemed to have the sole power to vote and to dispose of 414,789 shares of common stock held in his name. Of these shares, 38,838 are shares that are issuable upon the exercise of outstanding options and cannot actually be voted until the options are exercised. Mr. Ryan does not share the power to vote these shares of the Company with any other person.

         (c) See Item 3 for a description of the Merger transaction in which Mr. Ryan acquired Company securities during the past sixty days.

         (d) No person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Persons.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as described in Items 2-4 of this statement, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

         Not applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2004                               /s/ W. Kelly Ryan
                                                       -------------------------
                                                        W. Kelly Ryan